Exhibit (m)

                            AMERITOR INVESTMENT FUND
                              SHEPHERD CLASS SHARES
                          DISTRIBUTION AND SERVICE PLAN

     WHEREAS, Ameritor Investment Fund (the "Fund") is an open-end management investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"), and has offered, and intends to continue offering, for public sale shares of beneficial interest;

     WHEREAS, the Fund has registered the offering of its shares of beneficial interest under a Registration Statement filed with the Securities and Exchange Commission and that Registration Statement is in effect as of the date hereof;

     WHEREAS, the Fund desires to adopt a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Shepherd Class of shares (the "Shares"), and the Board of Trustees has determined that there is a reasonable likelihood that adoption of the Distribution Plan will benefit the Fund and shareholders of the Class;

     WHEREAS, the Fund has employed Rushmore Securities Corp. ("Rushmore") as principal underwriter of the Shares;

     NOW, THEREFORE, the Fund, on behalf of its Shepherd Class, hereby adopts this Distribution Plan (the "Plan") in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

     1. A. The Fund shall pay to Rushmore, as compensation for ongoing services provided to the Shepherd Class, a service fee ("12b-1 fee") at the rate not to exceed 0.25% on an annualized basis of the average daily net assets attributable to the Shares, such fee to be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine.

          B. The Fund may pay a 12b-1 fee to Rushmore at a lesser rate than the fee specified in paragraph 1.A of this Plan as approved in the manner specified in paragraph 3 of this Plan. Amounts payable hereunder are payable without regard to the aggregate amount that may be paid over the years, provided that, so long as the limitations set forth in Conduct Rule 2830 of the National Association of Securities Dealers, Inc. ("NASD") remain in effect and apply to distributors or dealers in the Fund's Shares, the amounts paid hereunder shall not exceed those limitations, including permissible interest.

     2. As principal underwriter of the Shares, Rushmore may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of such Shares and/or the servicing and maintenance of shareholder accounts, including, but not limited to, compensation to employees of Rushmore; compensation to Rushmore and investment dealers with whom Rushmore has selected dealer agreements, and other entities that engage in or support the distribution of Shares or who service shareholder accounts or provide sub-

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accounting  and  recordkeeping  services;  and the expenses of Rushmore and such other broker-dealers and other entities, including overhead and telephone and other communication expenses.

     3. This Plan shall take effect on May __, 2002, and shall continue in effect for successive periods of one year from its execution for so long as such continuance is specifically approved at least annually together with any related agreements, by votes of a majority of both (a) the Board of Trustees of the Fund and (b) those Trustees who are not "interested persons" of the Fund, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Trustees"), cast in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements; and only if the Trustees who approve the Plan taking effect have reached the conclusion required by Rule 12b-1(e) under the 1940 Act.

     4. Any person authorized to direct the disposition of monies paid or payable by the Shares pursuant to this Plan or any related agreement shall provide to the Fund's Board of Trustees and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. Rushmore shall submit only information regarding amounts expended for "service activities," as defined in this paragraph 4, to the Board in support of the service fee payable hereunder.

          "Service activities" shall mean activities covered by the definition of "service fee" contained in Conduct Rule 2830 of the NASD, including the provision by Rushmore of personal, of continuing services to investors in the Shares. Overhead and other expenses of Rushmore related to its "service activities," including telephone and other communications expenses, may be included in the information regarding amounts expended for such service activities.

     5. This Plan may be terminated with respect to the Shepherd Class at any time by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding Shares.

     6. After the issuance of the Shares, this Plan may not be amended to increase materially the amount of 12b-1 fees provided for in paragraph 1.A. hereof unless such amendment is approved by a vote of at least a majority of the outstanding Shares and no material amendment to the Plan shall be made unless such amendment is approved in the manner provided for continuing approval in paragraph 3 hereof.

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     7. While this Plan is in effect,  the selection and  nomination of trustees who are not interested persons of the Fund, as defined in the 1940 Act, shall be committed to the discretion of Trustees who are themselves not interested persons.

     8. The Fund shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of expiration of the Plan or agreement, as the case may be, the first two years in an easily accessible place; and shall preserve copies of each report made pursuant to paragraph 4 hereof for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

     9. As used in this Plan, the term "majority of the outstanding shares" means the affirmative vote, at a duly called and held meeting of the Fund's Shepherd Class shareholders, (i) of the holders of 67% or more of the Shares present (in person or by proxy) and entitled to vote at such meeting, if the holders or more than 50% of the outstanding Shares entitled to vote at such meeting are present in person or in proxy, or (ii) of the holders of more than 50% of the outstanding Shares entitled to vote at such meeting, whichever is less.

     IN WITNESS WHEREOF, the Fund has executed this Distribution Plan as of the day and year set forth below:

DATED:  May __, 2002

ATTEST:                            AMERITOR INVESTMENT FUND
                                   On behalf of its Shepherd Class Shares

                                   By: /s/______________________

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